UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of May, 2018

Commission File Number 001-14552

Top Image Systems Ltd.
 (Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statements on Form F-3 (file no. 333-119885 ,333-175546 and 333-193350).

CONTENTS

Attached hereto is a copy of the Registrant’s press release issued on May 17, 2018, reporting the results for the three months and the year ended December 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd. By: /s/Don Dixon Don Dixon Executive Chairman

Date:    May 17, 2018

Top Image Systems Reports Fourth Quarter and Full Year
2017 Results and Announces That It Has Entered into a Term
Sheet with Hale Capital Partners, LP, for the Provision of Up to
$3 Million of Senior Debt Financing

Tel Aviv, Israel and Plano, Texas – May 17, 2018 - Top Image Systems, Ltd. (NASDAQ: TISA), a global innovator of intelligent content processing solutions, today announced its financial results for the fourth quarter of 2017 and year ended December 31, 2017.

Fiscal 2017 represented an important inflection point for the Company. The over-arching priority for the Company during the year was to deliver improved operational performance and restore the Company to financial health by focusing on achieving continuous efficiency improvements from operations, protecting its core receivables automation and forms processing business, and accelerating investment in higher-velocity hybrid cloud-based process automation solutions, with particular emphasis on accounts payable automation.

“I am pleased to report that, as of the end of fiscal 2017, we have made significant progress toward our goal to achieve break-even EBITDA from operations and delivered sequential quarter over quarter growth in our top line revenue, as well as revenue growth over the same period in fiscal 2016, enabling us to position our company for stronger financial performance in fiscal 2018,” commented Brendan Reidy, CEO of Top Image Systems.

The Company entered into a Term Sheet with Hale Capital Partners, LP, for the provision of up to $3 million of senior debt financing, bearing interest at a rate of prime plus 5% per annum, in order to provide the Company with additional liquidity if needed. The Company will issue to the HCP Lenders 10-year warrants with an exercise price of 115% of the market price to purchase a number of shares of common stock equal to 40% of the sum of the New Senior Debt Facility.

“The investment by Hale Capital Partners, LP, confirms their confidence in and support of the transformational measures that we have undertaken to restore the company to financial health and to pave the way toward profitable operations,” commented Brendan Reidy, CEO of Top Image Systems.

Fourth Quarter Highlights

•
Revenues for the quarter were $7.9 million, compared to $7 million in the same period in 2016 and $7 million in the third quarter of 2017, representing 13% quarter over quarter growth in our top line revenue;

•	Quarterly operating loss was ($1.2) million, compared to $(1.5) million in the third quarter of 2017 and $3.2 million in the same period in 2016;

•	Adjusted EBITDA* was a loss of $(0.7) million, the same as in the third quarter of 2017 and $(1.1) million during the same period in 2016;

•
Quarterly recurring revenues were $4.6 million, representing 58% of total revenue, compared to $4.9 million, representing 70% of total revenues, in the third quarter of 2017 and $4.6 million, representing 65% of total revenues, in the same quarter of 2016;

•	Quarterly GAAP total expenses were $9.1 million, compared to $8.5 million in the third quarter of 2017.

Full Year Fiscal 2017 Highlights

•	Annual revenues were $29.7 million, compared to $31.6 million last year;

•	Net loss was $(6.6) million, the same as fiscal 2016;

•	Operating loss was $(5.8) million, the same as in 2016.

•	Adjusted EBITDA* was a loss of $(2.8) million, compared to a loss of $(0.6) million for fiscal 2016;

•	Recurring revenues were $18.7 million, representing 63% of total revenues in fiscal 2017, compared to $19.4, representing 61% of total revenues, in 2016;

•	GAAP total expenses for fiscal 2017 were $35.4 million, compared to total expenses of $37.4 million for fiscal 2016.

•	Successfully extended multi-year subscription agreements with our top financial service providers, which will generate high-value private cloud recurring revenue streams;

•	Closed a multi-year, seven-figure agreement with a leading business process outsource service provider in EMEA, providing call center financial process automation and digital mailroom solutions;

•	Successfully upgraded one of our largest customers, Bosch, to the latest version of eFLOW AP, processing more than 450,000 invoices per month, which was featured by IDC in a published case study;

•	Closed a two-year, $3.3 million transaction with a leading multinational energy company to upgrade its existing accounts payable solution to eFLOW AP for SAP;

•
Selected by a Japanese personal care company with subsidiaries worldwide to implement an accounts payable solution that automates the capture and processing of over 180,000 supplier invoices annually; and

•	Closed two strategic deals for eFLOW AP for SAP in the US including a multi-year, six-figure transaction processing over 65,000 invoices annually in a hybrid cloud environment.

•	During fiscal 2017, TIS announced and implemented additional measures to achieve cost reductions through consolidation and restructuring:

•	Consolidation of sales and marketing functions for the Americas into our US headquarters in Plano, Texas, under the leadership of John McCaffrey, Vice President and General Manager of TIS Americas;

•	Integration of the global Engineering teams under Arvind Sharma, Senior Vice President of Engineering; and

•	Implementation of a Customer Success initiative designed to improve customer service levels and to maximize high-value recurring revenue from our installed base of customers.

•	These measures instituted in fiscal 2017 have resulted in a reduction of the Company’s operating expenses by $2 million.

Brendan Reidy, CEO of Top Image Systems, commented: “We are confident that we built the foundation for achieving a balance between delivering improved operating results and delivering growth from the applications software business. Our strategy going forward is to continue on our path to return the company to profitable operations. It has not been an easy path toward attaining this goal. Our business transformation journey requires a careful balancing of priorities, beginning with the challenges associated with reducing expenses while delivering modest revenue growth. We are confident that we have rationalized our expense structure, and have the right focus on managing our expenses. Now, we are in a better position to make the necessary prudent investments to grow revenues in our three target market segments where we have demonstrated competitive advantages.”

Conference Call

The Company will host a conference call and webcast on Thursday, May 17, 2018, at 10:00 am ET, during which the Company’s management will present and discuss the financial results and be available to answer questions from investors.

To join the conference call, please dial in to one of the following teleconference phone lines using the numbers listed below. Please begin placing your calls at least five minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the US Toll/International dial-in number.

US Toll-Free Dial-in Number: 1-877-407-0784

US Toll/INTERNATIONAL Dial-in Number: 1-201-689-8560

Israel Toll-Free Dial-in Number: 1-809-406-247

The conference call is scheduled to begin at:

7:00 a.m. Pacific Time / 10:00 a.m. Eastern Time / 5:00 p.m. Israel Time

To join the live webcast, please click on the following link: https://viavid.webcasts.com/starthere.jsp?ei=1194240&tp_key=41503318e5

For those unable to attend the live call or webcast, from the following day an audio recording of the call will be made available for download from the Investors section of the Top Image Systems website www.topimagesystems.com.

Throughout the following three months, the recorded webcast can be viewed by clicking on the same link as for the live webcast:
https://viavid.webcasts.com/starthere.jsp?ei=1194240&tp_key=41503318e5

* GAAP and Non-GAAP Financial Measures

This release includes GAAP and non-GAAP financial measures, including, without limitation, Adjusted EBITDA (which eliminates the impact of interest, taxes, amortization and depreciation expenses, as well as non-cash stock-based compensation expenses and other non-recurring items not part of regular business), Non-GAAP Net Income (Loss) (which eliminates the impact of amortization expenses as well as non-cash stock-based compensation expenses and other non-recurring items not part of TIS’ ongoing business operations) and Non-GAAP Income (Loss) per share. Non-GAAP measures are reconciled to comparable GAAP measures in the tables below.

The presentation of these non-GAAP financial measures should be considered in addition to TIS’ GAAP results provided in the attached financial statements for the fourth quarter ended December 31, 2017, and the other periods presented, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with

GAAP. The tables below reconcile each non-GAAP financial measure to its most directly comparable GAAP financial measure. TIS’ management believes that these non-GAAP financial measures provide meaningful supplemental information regarding TIS’ performance by excluding the impact of certain items that may not be indicative of TIS’ core business operating results. TIS’ management believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS’ performance in addition to the GAAP results. These non-GAAP financial measures also facilitate comparisons to TIS’ historical performance and its competitors’ operating results. TIS includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

TIS Investors Contact:

James Carbonara
Partner, Hayden IR
james@haydenir.com (646) 755-7412

About Top Image Systems

Top Image Systems™ (TIS™) Ltd. is a global innovator of on-premise and cloud-based applications that optimize content-driven business processes such as procure to pay operations, remittance processing, integrated receivables, customer response management and more. Whether originating from mobile, electronic, paper or other sources, TIS’ solutions automatically capture, process and deliver content across enterprise applications, transforming information entering an organization into useful and accessible electronic data, delivering it directly and efficiently to the relevant business system or person for action with as little manual handling as possible. TIS’ solutions are marketed in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers and strategic partners. Visit the company's website at https://www.topimagesystems.com/ for more information.

Forward-Looking Statements

 Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements. Words such as "will," "expects," "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	December 31,	December 31,
	2017	2016
	In thousands
Assets

Current Assets:
Cash and Cash Equivalents	$2,231	$7,636
Restricted Cash	220	119
Trade Receivables, net	5,226	6,717
Other Accounts Receivable and Prepaid Expenses	1,108	829

Total Current Assets	8,785	15,301

Long-Term Assets:
Severance Pay Funds	638	1,029
Restricted Cash	163	145
Long-term Deposits and Long-term Assets	77	136
Property and Equipment, net	793	1,000
Intangible Assets, net	2,353	3,623
Goodwill	18,822	18,405

Total Long-term Assets	22,846	24,338

Total Assets	$31,631	$39,639

Liabilities and Shareholders' Equity

Current Liabilities:

Short-term Bank Loans	$800	$3,017
Trade Payables	1,543	1,237
Deferred Revenues	3,033	3,594
Accrued Expenses and Other Accounts Payable	4,324	3,430

Total Current Liabilities	9,700	11,278

Long-Term Liabilities:

Accrued Severance Pay	$721	$1,214
Non-current Deferred Revenues	1,893	2,626
Other Long-term Liabilities	5,148	4,528

Total Long-term Liabilities	7,762	8,368

Total Liabilities	$17,462	$19,646

Total Parent Shareholders' Equity	$14,119	$19,955
Non-controlling Interest	50	38
Shareholders' Equity	14,169	19,993

Total Liabilities and Shareholders' Equity	$31,631	$39,639

Top Image Systems Ltd.
Statement of Operations for the

	Three months ended	Three months ended	Twelve months ended	Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2017	2016	2017	2016
	In thousands, except per share data

License Revenues	1,612	1,232	5,236	5,973
Services Revenues	6,263	5,779	24,432	25,662
Revenues	$7,875	$7,011	$29,668	$31,635

Cost of License Revenues	143	(575)	562	701
Cost of Services Revenues	3,984	4,874	16,093	16,119
Cost of Revenues	4,127	4,299	16,655	16,820

Gross Profit	3,748	2,712	13,013	14,815
Expenses
Research & Development	1,260	1,025	4,997	4,581
Sales & Marketing	1,927	1,702	6,586	7,448
General & Administrative	1,657	3,104	6,593	6,910
Amortization Costs	153	124	613	502
Restructuring Charges	-	(44)	-	1,142

	4,997	5,911	18,789	20,583

Operating (Loss) Profit	(1,249)	(3,199)	(5,776)	(5,768)

Financing income (expenses), net	(288)	(513)	(603)	(956)
Other Income (expenses), net	-	6	7	12

(Loss) profit Before Taxes on Income	(1,537)	(3,706)	(6,372)	(6,712)

Tax (expenses) Income	40	(306)	(204)	115
Net (Loss) Profit	(1,497)	(4,012)	(6,576)	(6,597)
Net Income Attributable to Noncontrolling Interest	(3)	(2)	(12)	(13)

Net (Loss) Profit	$(1,500)	$(4,014)	$(6,588)	$(6,610)

Earnings per Share
Basic (Loss) Earnings per Share	$(0.08)	$(0.22)	$(0.37)	$(0.37)

Weighted Average Number of Shares Used in Computation of Basic Net (Loss) Income per Share	18,120	17,932	18,007	17,926

Diluted (Loss) Earnings per Share	$(0.08)	$(0.22)	$(0.37)	$(0.37)

Weighted Average Number of Shares Used in Calculation of Diluted Net (Loss) Earnings per Share	18,120	17,932	18,007	17,926

	Three months ended	Three months ended	Twelve months ended	Twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2017	2016	2017	2016
	In thousands, except per share data

Adjusted EBITDA:
Net (Loss) Profit	$(1,500)	$(4,014)	$(6,588)	$(6,610)
Interest	171	69	691	143
Other Financial Expenses	117	444	(88)	813
Taxes	(40)	306	204	(115)
Depreciation	178	158	704	668
Amortization	159	359	1,294	1,441
Stock-based Compensation Expenses	125	402	797	1,121
Restructuring Charge	-	(44)	-	1,142
One time termination expenses	-	-	-	117
Debt Reserve Adjustment	128	1,129	183	719
Total Adjusted EBITDA	$(663)	$(1,191)	$(2,804)	$(561)

Reconciliation of GAAP to Non-GAAP Results:

Net (Loss) Profit	$(1,500)	$(4,014)	$(6,588)	$(6,610)
Amortization	159	359	1,294	1,441
Stock-based Compensation Expenses	125	402	797	1,121
Debt Reserve Adjustment	128	1,129	183	719
Restructuring Charge	-	(44)	-	1,142

Non-GAAP Net Profit	$(1,089)	$(2,168)	$(4,315)	$(2,187)

Non-GAAP Net income used for basic earnings per share	$(1,089)	$(2,168)	$(4,315)	$(2,187)

Shares Used in Basic Earnings per Share Calculation	18,120	17,932	18,007	17,926

Non-GAAP Basic Earnings per Share	$(0.06)	$(0.12)	$(0.24)	$(0.12)

Non-GAAP Net Income Used for Diluted Earnings per Share	$(1,089)	$(2,168)	$(4,315)	$(2,187)
Shares Used in Diluted Earnings per Share Calculation	18,120	17,932	18,007	17,926

Non-GAAP Diluted Earnings per Share	$(0.06)	$(0.12)	$(0.24)	$(0.12)